UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 3

Ocata Therapeutics, Inc.

(Name of Subject Company)

Ocata Therapeutics, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

67457L100

(CUSIP Number of Class of Securities)

Paul Wotton

President and Chief Executive Officer

Ocata Therapeutics, Inc.

33 Locke Drive

Marlborough, MA 01752

(508) 756-1212

(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

With copies to:

Mitchell Bloom, Esq.

James Matarese, Esq.

Andrew Goodman, Esq.

Goodwin Procter LLP

53 State Street

Boston, MA 02109

(617) 570-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (“Amendment No. 3”) amends and supplements Items 8 and 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Ocata Therapeutics, Inc. (“Ocata”) with the U.S. Securities and Exchange Commission on November 19, 2015 (as amended and supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Laurel Acquisition Inc. (“Purchaser”), a Delaware corporation and an indirect wholly-owned subsidiary of Astellas Pharma Inc. (“Astellas”) to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of Ocata, upon the terms and subject to the conditions set forth in the Offer to Purchase by Astellas and Purchaser dated November 19, 2015, and in the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 3. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding a new section immediately prior to the section entitled “Forward-Looking Statements” as set forth below:

Extension of the Offer

“On December 18, 2015, Purchaser extended the expiration of the Offer. The Offer was previously scheduled to expire at 12:00 midnight, New York City Time, at the end of the day on December 17, 2015. The Expiration Date of the Offer is extended to 5:00 p.m., New York City Time, on January 21, 2016, unless further extended. The Depositary has advised us that, as of 5:00 p.m., New York City time, on December 17, 2015, 15,323,756 Shares had been validly tendered and not validly withdrawn, representing approximately 36.21% of the outstanding Shares.

In connection with the extension of the expiration of the Offer, the Purchaser, Astellas and Ocata entered into an amendment to the Merger Agreement on December 18, 2015, to modify the Minimum Condition so that Astellas is not obligated to purchase any tendered shares in the Offer unless there has been validly tendered to the Purchaser in the Offer, and not validly withdrawn before the expiration of the Offer, a number of Shares that, when counted together with Shares, if any, owned by Astellas and its controlled affiliates, equals at least a majority of the Shares issued and outstanding at the expiration of the Offer. The foregoing summary of the amendment to the Merger Agreement is qualified by reference to Amendment No. 1 to the Merger Agreement itself, which is attached as Exhibit (e)(10) to the Schedule 14D-9 and is incorporated herein by reference.

As of the close of business on December 17, 2015, 42,322,796 Shares were issued and outstanding. Based upon the foregoing, as of the close of business on December 17, 2015, the Minimum Condition would be satisfied if 21,161,399 Shares were validly tendered and not properly withdrawn in the Offer.

On December 18, 2015, Astellas and Ocata issued a joint press release announcing the extension of the Offer. The press release is filed as Exhibit (a)(5)(G) to the Schedule 14D-9 and is incorporated herein by reference.”

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits thereto:

(a)(5)(G)	Joint Press Release issued by Astellas Pharma Inc. and Ocata Therapeutics, Inc., dated December 18, 2015 (incorporated by reference to Exhibit (a)(1)(J) to the Schedule TO).

(e)(10)	Amendment No. 1 to the Agreement and Plan of Merger, dated December 18, 2015 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Ocata with the SEC on December 18, 2015).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: December 18, 2015

Ocata Therapeutics, Inc.

By:	/s/ Paul K. Wotton
	Name:	Paul K. Wotton
	Title:	President and Chief Executive Officer

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